CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

May 27, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

	Re:	CNX Coal Resources LP
Amendment No. 1 to Registration Statement on Form S-1
Filed May 8, 2015
File No. 333-203165

Ladies and Gentlemen:

Set forth below are the responses of CNX Coal Resources LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2015, with respect to Amendment No. 1 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-1 filed with the Commission on April 1, 2015 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission. For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Prospectus Summary, page 1

1.	We note your revised disclosure in response to comment 4 of our letter dated April 28, 2015 and we reissue the comment. Please provide the source(s) of the average cash margin per ton as stated in the last paragraph on page 6. In this regard, we note your reference to “publicly available data” on pages 7, 126 and 131.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7, 127 and 132.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Factors that Affect our Results, page 98

2.	We note your revised disclosure in response to comment 9 of our letter dated April 28, 2015. Please revise to clarify the term “power market.” Provide more specificity as to when and how this would result in a change in the fixed price.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 99, 143 and 144.

Capital Resources and Liquidity, page 105

3.	We note your revised disclosure in response to comment 12 of our letter dated April 28, 2015. Please revise to further quantify your capital expenditure requirements for the areas you listed: expenditures for mining equipment, refuse area expansion and routing maintenance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 109.

Business, page 125

Our Customers and Contracts, page 142

4.	We partially reissue comment 17 of our letter dated April 28, 2015. Please file all material contracts with your major customers or provide a more detailed analysis as to why you do not believe these contracts are material. In particular we note that two customers represented 32% of revenues for the year ended December 31, 2014 and four customers represented 52% of revenues for the year ended December 31, 2013. We also note that the contracts appear to be fixed price, subject to limited adjustment provisions. In addition, we note that 87.9% of this year’s tonnage are committed and priced. Therefore, the ability to sell in the spot market, at market prices, given the recent trend of decreasing coal prices, would likely have a material impact on your business and making the company substantially dependent on the contracts. Please also update the disclosure to reflect the percent of revenues attributable to any major customers for the interim financial period.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose the percent of revenue attributable to each of our customers accounting for 10% or more of our revenues for the three months ended March 31, 2015. Please see page 145.

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As it relates to our business relationships with our largest customers, we believe that it is important to note that the securities laws and accounting literature clearly distinguish between (i) the filing of ordinary course contracts upon which a registrant’s business is substantially dependent (see, e.g., Item 601(b)(10)(ii)(B) of Regulation S-K) and (ii) adequately informing investors of the general nature of the risk associated with customer concentration (see, e.g., Item 101(b)(1)(vii) of Regulation S-K and ASC 275-10-580-16 through 20). As discussed below, we do not believe that any of our coal sales contracts are contracts that are required to be filed as exhibits to the Registration Statement because (i) each such contract was made in the ordinary course of business and (ii) our business is not substantially dependent on any one of such contracts. In response to the Staff’s comment, however, we have revised the Registration Statement to provide greater emphasis on the risks associated with the Partnership’s concentration of revenues from GenOn Energy, Inc. (“GenOn Energy”), the South Carolina Public Service Commission (the “SCPSC”), Duke Energy Corporation (“Duke Energy”) and Xcoal Energy & Resources (“Xcoal Energy”). Please see pages 30 and 112-113. We believe that this additional information enhances disclosure regarding our customer concentration risk and adequately informs potential investors of the general nature of that risk.

Introduction

We respectfully submit that we do not believe that any of our coal sales contracts, including those with our largest customers, GenOn Energy, the SCPSC, Duke Energy and Xcoal Energy, are contracts that are required to be filed as exhibits to the Registration Statement because (i) each such contract was made in the ordinary course of business and (ii) our business is not substantially dependent on any one of such contracts. Item 601(b)(10)(ii) of Regulation S-K provides that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course and need not be filed” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. Of the categories of ordinary course contracts that are nevertheless required to be filed, only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent,” is relevant to our coal sales contracts. Item 601(b)(10)(ii)(B) provides that a registrant must file “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services ….”

For the reasons described below, our business is not substantially dependent on any one of our coal sales contracts. Although there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement, we do not consider any one of our sales contracts to cover the sale of the “major part” of our coal production. For each of the three months ended March 31, 2015 and years ended December 31, 2014 and 2013, no single customer sales contract accounted for more than approximately 12% of the volume of coal sold or more than approximately 12% of total revenue. In addition, for the year ending December 31, 2016, we project that our largest sales contract will represent no more than 11% to 13% of our total revenues, which we do not consider, either quantitatively or qualitatively, to be material, and we project that all of our other sales contracts individually will represent significantly less than 10% of our total revenues.

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Moreover, based upon current and anticipated market conditions of demand for our coal production (as discussed in more detail below and in the Registration Statement), we do not believe that the termination or expiration of, or the nonpayment or nonperformance by a counterparty with respect to, any one of our coal sales contracts would have any sustained adverse impact on our business. We believe that we could readily sell a corresponding volume of coal to existing or new customers either under contractual arrangements or in the spot market. Furthermore, we estimate that replacement sales under any one of our coal sales contracts, even taking into account the recent trend of decreasing coal prices, would not have a significant adverse impact on our business, and even if we had to replace lost sales volumes under any one of our sales contracts with our largest customers in the spot market, we do not believe the impact to our total revenues would be such to conclude that we are substantially dependent on any one of such contracts. For example, for the twelve months ending June 30, 2016, if we had to replace contracted tons under our largest coal sales contract in the spot market at our forecasted weighted average price per ton of $51.66, we estimate that the impact to our forecasted total revenue would be a decrease of less than 3%, which we do not consider, either quantitatively or qualitatively, to be material.

Our Contracts with Customer A

Our business is not substantially dependent on any one of our sales contracts with Customer A for the following reasons:

•	Historically, we have sold coal to Customer A under at least three and as many as seven individual coal sales contracts, and each of such contracts individually has represented less than 12% of our total revenues. For each of the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, our largest sales contract with Customer A accounted for between approximately 10% and 12% of total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•	Prospectively, we expect to sell coal to Customer A under two to three individual coal sales contracts. For the year ending December 31, 2016, we project that our largest sales contract with Customer A will represent no more than 4% to 6% of our total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•

For each of the three months ended March 31, 2015 (on an annualized basis) and the years ended December 31, 2014 and 2013, our largest sales contract with Customer A represented between approximately 7% and 8% of our current processing capacity of 28.5 million tons of coal per year. For the year ending December 31, 2015, our largest sales contract with Customer A will represent less than approximately 9% of our current processing capacity. Moreover,

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our largest sales contract with Customer A (assuming maximum tons) represents, over the remaining term of the contract, less than 1% of our total 785.6 million tons of recoverable reserves. As a result, we do not consider the ratio of our contracted volumes with Customer A to our production capacity to represent the major part of our sales volumes. Furthermore, substantially all of the expected value of our remaining reserves will be derived from tonnage that is not subject to our current sales contracts with Customer A. Therefore, we do not believe that we are substantially dependent on any one of our coal sales contracts with Customer A.

•	During the course of our approximate 30-year relationship with Customer A, we have never experienced a significant issue or dispute with Customer A regarding the terms of our contracts or the quality of our delivered coal. Moreover, none of our current sales contracts with Customer A extend beyond 2018. We believe this demonstrates our lack of substantial dependence on any individual sales contract with Customer A, as our long-term business relationship, the quality of our coal and market factors independent of our sales contracts drive the volume of coal we sell to Customer A.

Our Contracts with Customer B

Our business is not substantially dependent on any one of our sales contracts with Customer B for the following reasons:

•	Historically, we have sold coal to Customer B under at least four and as many as ten individual coal sales contracts, and each of such contracts individually has represented less than 12% of our total revenues. For each of the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, our largest sales contract with Customer B accounted for between approximately 3% and 12% of total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•	Prospectively, we expect to sell coal to Customer B under two to three individual coal sales contracts. For the year ending December 31, 2016, we project that our largest sales contract with Customer B will represent no more than 11% to 13% of our total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•

For each of the three months ended March 31, 2015 (on an annualized basis) and the years ended December 31, 2014 and 2013, our largest sales contract with Customer B represented between approximately 3% and 8% of our current processing capacity of 28.5 million tons of coal per year. For the year ending December 31, 2015, our largest sales contract with Customer B will represent less than 9% of our current processing capacity.

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Moreover, our largest sales contract with Customer B (assuming maximum tons) represents, over the remaining term of the contract, less than 1% of our total 785.6 million tons of recoverable reserves. As a result, we do not consider the ratio of our contracted volumes with Customer B to our production capacity to represent the major part of our sales volumes. Furthermore, substantially all of the expected value of our remaining reserves will be derived from tonnage that is not subject to our current sales contracts with Customer B. Therefore, we do not believe that we are substantially dependent on any one of our coal sales contracts with Customer B.

•	During the course of our approximate 20-year relationship with Customer B, we have never experienced a significant issue or dispute with Customer B regarding the terms of our contracts or the quality of our delivered coal. Moreover, none of our current sales contracts with Customer B extend beyond December 31, 2016. We believe this demonstrates our lack of substantial dependence on any individual sales contract with Customer B, as our long-term business relationship, the quality of our coal and market factors independent of our sales contracts drive the volume of coal we sell to Customer B.

Our Contract with Customer C

Our business is not substantially dependent on our sales contract with Customer C for the following reasons:

•	Historically, we have sold coal to Customer C under one coal sales contract that has represented less than 12% of our total revenues. For each of the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, our sales contract with Customer C accounted for between approximately 10% and 12% of total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•	Prospectively, we expect to sell coal to Customer C under one coal sales contract. For the year ending December 31, 2016, we project that our sales contract with Customer C will represent no more than 5% to 7% of our total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•

For each of the three months ended March 31, 2015 (on an annualized basis) and the years ended December 31, 2014 and 2013, our sales contract with Customer C represented approximately 9% of our current processing capacity of 28.5 million tons of coal per year. For the year ending December 31, 2015, our sales contract with Customer C will represent less than 7% of our current processing capacity. Moreover, our sales contract with Customer C (assuming maximum tons) represents, over the remaining term of the contract, less than 1% of our total 785.6 million tons

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of recoverable reserves. As a result, we do not consider the ratio of our contracted volumes with Customer C to our production capacity to represent the major part of our sales volumes. Furthermore, substantially all of the expected value of our remaining reserves will be derived from tonnage that is not subject to our current sales contract with Customer C. Therefore, we do not believe that we are substantially dependent on our coal sales contract with Customer C.

•	During the course of our approximate 30-year relationship with Customer C, we have never experienced a significant issue or dispute with Customer C regarding the terms of our contracts or the quality of our delivered coal. Moreover, our current sales contract with Customer C terminates on December 31, 2016. We believe this demonstrates our lack of substantial dependence on our sales contract with Customer C, as our long-term business relationship, the quality of our coal and market factors independent of our sales contract drive the volume of coal we sell to Customer C.

Our Contract with Xcoal Energy

Our business is not substantially dependent on our contract with Xcoal Energy for the following reasons:

•	Under our marketing and resale agreement with Xcoal Energy, Xcoal Energy markets our coal and presents us with opportunities to sell coal directly to Xcoal Energy, which Xcoal Energy then sells to third parties. Historically, we have sold coal to Xcoal Energy for resale to third parties under numerous separate and distinct purchase orders that have separate terms and conditions. For the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, our largest purchase orders with Xcoal Energy accounted for approximately 8%, 2% and 2%, respectively, of total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production.

•	We have experienced significant changes in the composition of opportunities presented to us by Xcoal Energy and the revenue percentages attributable to such opportunities, and we expect this significant variability to continue in the future. For example, for the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, we sold coal to Xcoal Energy for resale to third parties under 13, 23 and 41, respectively, separate and distinct purchase orders. Due to the variable nature of each distinct purchase order and our ability to accept or reject opportunities presented to us by Xcoal Energy, we do not believe that we are substantially dependent on our marketing and resale contract with Xcoal Energy.

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Industry, Market and Other Factors

In addition, we do not believe that our business is substantially dependent on any one of our coal sales contracts for the following reasons.

•	As disclosed in the Registration Statement under “Industry—Overview,” we sell a global commodity for which consumption is expected to increase for the foreseeable future. According to the BP Statistical Review, coal represented approximately 30% of the world’s primary energy consumption in 2013, its highest share since 1970. Global coal consumption grew 3% from 2012 to 2013, making coal the world’s fastest growing fossil fuel, according to the BP Statistical Review. According to Wood Mackenzie, coal’s use in global electricity generation is forecasted to rise 75% from 2014 to 2035.

•	As disclosed in the Registration Statement under “Industry—Coal Consumption and Demand—United States Coal Market,” despite the retirement of coal-fired generation capacity and increased share of natural gas and other fuel sources in electric generation, the EIA forecasts that the U.S. coal industry will retain its position as the predominant supplier of fuel to the domestic utility industry through 2030. According to the EIA’s Annual Energy Outlook 2014, domestic thermal coal consumption is expected to increase to approximately 970 million tons by 2025 and coal’s share of domestic power generation is projected to average 38% throughout the EIA’s forecast period. We believe that our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility and, combined with forecasted domestic demand for coal, would enable us to readily replace lost sales with respect to any of our existing coal sales contracts.

•	To reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for MATS rule compliance. For the year ended December 31, 2014, we sold approximately 19.4 million tons of coal (including more than 16.0 million tons of coal to customers in our core market states of Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, Virginia, West Virginia, North Carolina and South Carolina) to domestic power plants and industrial consumers that have not announced any plans to retire generating capacity prior to 2020 and that have scrubber systems in place or under construction to comply with emissions regulations. In addition, approximately 400 million tons of thermal coal is consumed by power plants located east of the Mississippi River each year, and none of our sales contracts represents more than three million tons per year of coal. We believe that our proximity to coal-fired power plants in the eastern United States, combined with forecasted domestic demand for coal, would enable us to readily replace lost sales with respect to any of our existing coal sales contracts.

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•	As disclosed in the Registration Statement under “Industry—Coal Consumption and Demand—Seaborne Thermal Coal Market” and “—Seaborne Metallurgical Coal Market,” according to Wood Mackenzie, coal consumption in the seaborne thermal coal market increased from approximately 615 million metric tons in 2008 to 936 million metric tons in 2014, a compounded annual growth rate of 7.3%. According to Wood Mackenzie, coal consumption in the seaborne metallurgical coal market increased from approximately 216 million metric tons in 2008 to 286 million metric tons in 2014, a compounded annual growth rate of 4.8%. Furthermore, between 2004 and 2014 export thermal and metallurgical coal from the United States both increased 103% over the same time period. We believe that our advantageous access to international markets through CONSOL Energy’s Baltimore Marine Terminal provides us with opportunities to capitalize on this demand from foreign consumers.

•	For the year ended December 31, 2014, the Bailey mine and Enlow Fork mine effectively “sold out” of coal while producing at 99.6% of production capacity. Over the past five fiscal years, the Pennsylvania mining complex produced coal, on average, at 96.1% of production capacity, and it sold, on average, approximately 99.9% of the volume of coal produced. We believe that the Pennsylvania mining complex’s historical ability to sell substantially all of the coal produced, while producing near production capacity, supports our view that we could readily generate replacement sales if any one of our coal sales contracts expired or terminated. To this end, as described in the Registration Statement, we believe that our favorable logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with a competitive advantage and position us to readily replace any such lost volumes.

•

We believe that we produce coal that is attractive to a variety of customers due to its heat, sulfur and chlorine content as compared to the coal produced from other competing coal producing basins such as the Illinois Basin, Powder River Basin and other parts of the Northern Appalachian Basin. As disclosed in the Registration Statement, we believe that we are favorably positioned to compete with coal producers in all four primary coal producing basins in the United States primarily because of: (i) our significant transportation cost advantage compared to producers in the Illinois Basin and the Powder River Basin that incur higher rail transportation rates to deliver coal to our core market in the eastern United States, (ii) our favorable operating environment compared to producers in the Central Appalachian Basin, where production has been declining and is expected to continue to decline primarily due to the basin’s high cost production profile, reserve degradation and difficult permitting environment and (iii) the high quality characteristics of our coal, which enables us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content, such as the Illinois Basin and Powder River Basin, mining operations in basins that typically produce coal

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with a comparatively higher sulfur content, such as the Illinois Basin and most areas in the Northern Appalachian Basin, and mining operations in basins that typically produce coal with a comparatively higher chlorine content, such as the Illinois Basin. Accordingly, we believe the favorable characteristics of our coal enables us to attract new sales volumes from a broad range of potential customers should the need arise.

•	All of our reserves exhibit thermoplastic behavior suitable for cokemaking, which enables us to sell our coal in the metallurgical market to cokemakers and steel manufacturers. Our ability to sell coal in both the thermal and metallurgical coal markets allows us to adjust our marketing strategy depending on market conditions and provides us with a larger pool of possible customers than if we sold our coal to only thermal coal consumers.

For the reasons described above, we do not believe that the Partnership is substantially dependent upon any one of its coal sales contracts. We sell coal to our largest customers under multiple distinct sales contracts having separate terms, conditions and maturities. For the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, our largest sales contract with any customer accounted for approximately 12%, 11% and 12%, respectively, of total revenues, which we do not consider, either quantitatively or qualitatively, to represent the sale of the major part of our coal production. If any one of our coal sales contracts were terminated or expired, or we experienced the nonpayment or nonperformance by a counterparty, we would not experience more than a short-term negative impact on our business because we expect that we would readily generate replacement sales for the reasons described above. Following the closing of the offering, we will continue to assess whether the Partnership becomes substantially dependent upon any one coal sales contract such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

5.	We note your revised disclosure in response to comment 18 of our letter dated April 28, 2015. Please further revise to quantify, on an annual basis, the shipments of coal that were rejected in your past two fiscal years. In addition, provide greater detail on the price adjustments made to any shipment not within the specified ranges and the prices paid by customers receiving shipments rejected under existing contracts.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 144.

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Executive Compensation, page 157

6.	We partially reissue comment 22 of our letter dated April 28, 2015. Please discuss the material terms of the employment arrangements or agreements for the named executive officers going forward, as required by Item 402 of Regulation S-K. File any employment agreements as exhibits.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that none of the executive officers of our general partner have entered into any agreements or arrangements with us, our general partner or with CONSOL Energy specifically in relation to their services with us and our general partner. However, in relation to their employment with CONSOL Energy, each of Mr. Brock and Ms. Ritter have entered into a change in control severance agreement with CONSOL Energy, which agreements will continue in effect, at least for a period of time, following the completion of this offering. We have revised the Registration Statement to describe such agreements. Please see pages 160-162.

[Signature Page Follows]

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter
Chief Financial Officer and
Chief Accounting Officer
CNX Coal Resources GP LLC

cc:	Brett E. Braden, Latham & Watkins LLP

David P. Oelman, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.